UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 20, 2024

OCA Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39901	85-2218652
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1345 Avenue of the Americas, 33rd Floor New York, NY	10105
(Address of principal executive offices)	(Zip Code)

(212) 201-8533

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, par value $0.0001 per share, and one-half of one Redeemable Warrant	OCAXU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share, included as part of the Units	OCAX	The Nasdaq Stock Market LLC
Redeemable Warrants included as part of the Units, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	OCAXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement or a Registrant.

On March 20, 2024, the board of directors of OCA Acquisition Corp., a Delaware corporation (the “Company”), approved a draw of an aggregate of $90,000 (the “Extension Funds”) pursuant to the Promissory Note (the “Note”), dated as of January 11, 2024, between the Company and OCA Acquisition Holdings LLC (the “Sponsor”), which Extension Funds the Company deposited into the Company’s trust account for its public stockholders on March 20, 2024. This deposit enables the Company to extend the date by which it must complete its initial business combination from March 20, 2024 to April 20, 2024 (the “Extension”). The Extension is the second of eleven one-month extensions permitted under the Company’s amended and restated certificate of incorporation and provides the Company with additional time to complete its initial business combination. The Note does not bear interest and matures upon closing of the Company’s initial business combination. In the event that the Company does not consummate an initial business combination, the Note will be repaid only from funds remaining outside of the Company’s trust account, if any, or will be forfeited, eliminated, or otherwise forgiven. Pursuant to the Sponsor Support Agreement, dated as of December 21, 2023, by and among the Company, the Sponsor, Antara Total Return SPAC Master Fund LP, Powermers Smart Industries, Inc. ("PSI") and each of the officers and directors of the Company, entered into in connection with the proposed business combination between the Company and PSI (the "Business Combination"), the Sponsor agreed to convert the total principal amount then-outstanding under the Note into warrants of the Company at a price of $1.00 per warrant, which warrants will be identical to the public warrants of the Company, upon the closing of the Business Combination.

Additional Information about the Business Combination and Where to Find It

In connection with the Business Combination, PSI intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of OCA and a preliminary prospectus of PSI relating to the securities of PSI to be issued in connection with the Business Combination with the SEC. After the Registration Statement is declared effective, OCA will mail a definitive proxy statement relating to the Business Combination and other relevant documents to its stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of OCA’s stockholders to be held to approve the Business Combination (and related matters). This Current Report on Form 8-K (this “Report”) is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that OCA will send to its stockholders in connection with the Business Combination. This Report does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. OCA and PSI may also file other documents with the SEC regarding the Business Combination. Investors and security holders of OCA are advised to read, when available, the proxy statement/prospectus in connection with OCA’s solicitation of proxies for its special meetings of stockholders to be held to approve the Business Combination (and related matters) and other documents filed in connection with the Business Combination, as these materials will contain important information about OCA, PSI and the Business Combination.

When available, the definitive proxy statement and other relevant materials for the Business Combination will be mailed to stockholders of OCA as of a record date to be established for voting on the Business Combination. OCA’s stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by OCA through the website maintained by the SEC at www.sec.gov, or by directing a request to OCA Acquisition Corp., 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105 or by telephone at (212) 201-8533.

Participants in the Solicitation of Proxies

OCA, PSI and their respective directors and officers may be deemed participants in the solicitation of proxies of stockholders of OCA in connection with the Business Combination. OCA’s security holders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of OCA. A description of their interests in OCA is contained in OCA’s final prospectus related to its initial public offering, dated January 19, 2021, and in OCA’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of OCA’s security holders in connection with the Business Combination and other matters to be voted upon at the special meetings of stockholders of OCA will be set forth in the Registration Statement for the Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the Registration Statement that PSI intends to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This Report relates to a proposed business combination between OCA and PSI. This Report does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This Report does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction.

Forward-Looking Statements

Certain statements contained in this Report that are not historical facts are forward-looking statements. Forward-looking statements are often accompanied by words such as “believe,” “may”, “will”, “estimate”, “continue”, “expect”, “intend”, “should”, “plan”, “forecast”, “potential”, “seek”, “future”, “look ahead”, “target”, “design”, “develop”, “aim” and similar expressions to predict or indicate future events or trends, although not all forward-looking statements contain these words. Forward-looking statements generally relate to future events or OCA’s or PSI’s future financial or operating performance, including possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities, the effects of regulation, the satisfaction of closing conditions to the Business Combination and related transactions, the level of redemptions by OCA’s public stockholders and the timing of the completion of the Business Combination, including the anticipated closing date of the Business Combination and the use of the cash proceeds therefrom. For example, statements regarding anticipated growth in the industry in which PSI operates and anticipated growth in demand for PSI’s products, projections of PSI’s future financial results, including future possible growth opportunities for PSI and other metrics are forward-looking statements. These forward-looking statements also include, but are not limited to, statements regarding the use of PSI’s technology in pursuit of a carbon neutral future, the development and utilization of the PSI’s technologies in various sectors, licensing and other transactions with manufacturing partners and other third parties, estimates and forecasts of other financial and performance indicators and predictions of market opportunities. These statements are based on various assumptions (whether or not identified in this Report) and the current expectations of OCA and PSI management, and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and situations are difficult or impossible to predict and may differ from assumptions. Many actual events and situations are beyond the control of OCA and PSI.

These forward-looking statements are subject to a variety of risks, uncertainties and other factors, including (i) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (ii) the outcome of any legal proceedings that may be instituted against OCA, PSI or others following this announcement and any definitive agreements with respect thereto; (iii) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of OCA and of PSI, to obtain financing to complete the Business Combination, or to satisfy other conditions to closing; (iv) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (v) the ability to meet stock exchange listing standards in connection with, or following the consummation of, the Business Combination; (vi) the risk that the announcement and consummation of the Business Combination disrupts current plans and operations of PSI; (vii) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees: (viii) costs related to the Business Combination; (ix) changes in applicable laws or regulations; (x) the inability to develop or monetize PSI’s technologies in a timely or successful manner; (xi) PSI’s ability to enter into licensing, manufacturing and other agreements with third parties on satisfactory terms; (xii) the changes in domestic and foreign business, market, financial, political and legal conditions; (xiii) risks related to domestic and international political and macroeconomic uncertainty, including the conflicts between Russia and Ukraine and Israel and Hamas; (xiv) the amount of redemption requests made by OCA’s public stockholders; (xv) risks related to the launch of the PSI business and the timing of expected business milestones; (xvi) the impact of competition on PSI future business; (xvii) regulatory, economic and market risks related to the conduct of PSI's business in China; and (xviii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OCA’s final prospectus relating to its initial public offering, dated January 19, 2021, OCA’s Annual Report on Form 10-K for the year ended December 31, 2022 and subsequent Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents to be filed by OCA and PSI with the SEC, including the proxy statement/prospectus. There may be additional risks that neither OCA nor PSI presently know or that OCA and PSI currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. If any of these risks become a reality, or if our assumptions prove to be incorrect, the actual results may differ materially from the results implied by these forward-looking statements. In addition, forward-looking statements reflect the expectations, plans, or forecasts of future events and opinions of OCA or PSI, as applicable, on the date of this Report. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. OCA and PSI expect that subsequent events and developments will cause the assessments of OCA and PSI to change. Neither OCA nor PSI undertakes any duty to update or revise these forward-looking statements or to inform the viewer of any matters of which any of them becomes aware of which may affect any matter referred to in this Report. If OCA and PSI do update one or more forward looking statements, no inference should be drawn that OCA and PSI will make additional updates thereto or with respect to other forward-looking statements. These forward-looking statements should not be relied upon as representing OCA’s and PSI’s assessments as of any date subsequent to the date of this filing. You should consult with their professional advisors to make their own determinations and should not rely on the forward-looking statements in this Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 22, 2024

OCA ACQUISITION CORP.

By:	/s/ Jeffrey Glat
Name:	Jeffrey Glat
Title:	Chief Financial Officer

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